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SEC FILE NUMBER
000-23157

CUSIP NUMBER
00086T 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	fiscal year ended December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
A.C. Moore Arts & Crafts, Inc.

Full Name of Registrant

Former Name if Applicable
130 A.C. Moore Drive

Address of Principal Executive Office (Street and Number)
Berlin, New Jersey 08009

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)
A.C. Moore Arts & Crafts, Inc. (the “Company”) is unable to file its Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) on or prior to March 17, 2008. The Company is unable to meet the Form 10-K filing deadline because the Company is in the process of finalizing its financial statements, including the restated financial statements, related to the Company’s internal review of its inventory accounting methods as previously disclosed in the Company’s Form 8-K and press release dated October 24, 2007. The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc Katz	856	768-4930
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Current Report on Form 10-Q for the quarter ended September 30, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for the year ended December 31, 2007 will reflect an increase in earnings over the anticipated restated results of operations for the year ended December 31, 2006. The Company anticipates that the results of operations for the three month period ended December 31, 2007 will reflect a decrease in earnings over the anticipated restated results of operations for the three month period ended December 31, 2006. At this time, the Company is not able to provide additional detail because the Company is still in the process of finalizing the financial statements, including the restated financial statements, for these periods.

A.C. Moore Arts & Crafts, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	/s/ Marc Katz

Name: Marc Katz
Title: Executive Vice President and Chief Financial Officer